              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         Schedule 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No. 6)*

                VALUEVISION INTERNATIONAL, INC.
                       (Name of Issuer)

                 COMMON STOCK, $.01 PAR VALUE
                (Title of Class of Securities)

                           92047K10
                        (CUSIP Number)

              Montgomery Ward & Co., Incorporated
                     Montgomery Ward Plaza
                    Chicago, Illinois 60671
                    ATTN:  John L. Workman
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                      January 15, 1998
    (Date of Event which Requires Filing of this Statement)

  If the filing  person has previously filed a  statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

  Check the following box  if a fee is  being paid with  the
  statement.        (A fee  is  not  required  only  if  the
  Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note.    Six  copies  of  this  statement,  including  all
  exhibits, should be  filed with the Commission.   See Rule
  13d-1 (a) for other parties to whom copies are to be sent.

                (Continued on following pages)

  ___________________________
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   _____________________________________________________________________
   1.    Name of Reporting Person:

         Montgomery Ward & Co., Incorporated
   _____________________________________________________________________
   2.    Check the Appropriate Box if a Member of a Group:
                                                               (a)

                                                               (b) X
   _____________________________________________________________________
   3.    SEC Use Only
   _____________________________________________________________________
   4.    Source of Funds:  WC
   _____________________________________________________________________
   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________
   6.    Citizenship or Place of Organization:  Illinois
   _____________________________________________________________________

                           7.    Sole Voting Power: 0
   Number of               _____________________________________________
   Shares
   Beneficially            8.    Shared Voting Power: 0
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person                  _____________________________________________
   With
                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________
   11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

   _____________________________________________________________________
   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________
   13.   Percent of Class Represented by Amount in Row (11): 0.0%
   _____________________________________________________________________
   14.   Type of Reporting Person:  CO
   _____________________________________________________________________

   _____________________________________________________________________
   1.    Name of Reporting Person:

         Montgomery Ward Holding Corp.
   _____________________________________________________________________
   2.    Check the Appropriate Box if a Member of a Group:     (a)

                                                               (b) X
   _____________________________________________________________________
   3.    SEC Use Only
   _____________________________________________________________________
   4.    Source of Funds:  WC
   _____________________________________________________________________
   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
   _____________________________________________________________________
   6.    Citizenship or Place of Organization:  Delaware
   _____________________________________________________________________
                           7.    Sole Voting Power: 0
                           _____________________________________________
   Number of
   Shares                  8.    Shared Voting Power: 0
   Beneficially
   Owned By                _____________________________________________
   Each
   Reporting               9.    Sole Dispositive Power: 0
   Person
   With                    _____________________________________________
                           10.   Shared Dispositive Power: 0
   _____________________________________________________________________

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
         0.0%
   _____________________________________________________________________

   12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
   _____________________________________________________________________

   13. Percent of Class Represented by Amount in Row (11): 16.1% (But see Items 4 and 5)
   _____________________________________________________________________

   14.   Type of Reporting Person:  CO
   _____________________________________________________________________

   (1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

   This statement constitutes Amendment No. 6 to the Statement on
   Schedule 13D (the "Schedule 13D") filed March 22, 1995 by Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation in connection with the beneficial ownership of shares of common stock, $.01 par value, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended through Amendment No. 5 thereto.

   Item 4.     Purpose of Transaction.

         Item 4 is hereby amended and restated by adding after the thirteenth paragraph thereof the following:

         On January 15, 1998, the restructuring of the relationship between the Company and MW was consummated. In connection therewith, on that date MW returned to the Company all of the New Warrants held by MW, and the Company acquired from MW all of the Purchased Shares for an aggregate consideration of $4,864,000. Also in connection therewith, MW's rights to designate a director of the Company terminates (in expectation of which, Mr. Workman had previously resigned as a director of the Company).

   Item 5.     Interests in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a) MW beneficially owns (pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) directly 0 Shares, which constitutes 0.0% of the Shares outstanding. Holding, through its relationship with MW, now also beneficially owns 0 Shares.

         (b) Neither MW nor Holding has the power to vote or direct the vote of, or the power to dispose or direct the disposition of, any Shares.

         (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

         (d)   Not Applicable.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on January 15, 1998.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: January 16, 1998

                                 MONTGOMERY WARD & CO., INCORPORATED


                                 By:   /s/ JOHN L. WORKMAN
                                       John L. Workman, Executive Vice
                                       President


                                 MONTGOMERY WARD HOLDING CORP.


                                 By:   /s/ JOHN L. WORKMAN
                                       John L. Workman, Executive Vice
                                       President

                                 EXHIBIT A

         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
   Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

   Dated: January 16, 1998

   MONTGOMERY WARD &                   MONTGOMERY WARD HOLDING CORP.
    CO., INCORPORATED


   By:   /s/ JOHN L. WORKMAN           By:   /s/ JOHN L. WORKMAN
         John L. Workman,                    John L. Workman,
         Executive Vice President            Executive Vice President